NORTHERN ABITIBI MINING CORP.

UNAUDITED INTERIM FINANCIAL STATEMENTS

2nd Quarter Reports
March 31, 2006

#500, 926-5th Avenue S.W.
Calgary, Alberta
T2P 0N7

www.naminco.ca

Phone: (403) 233-2636
Fax: (403) 266-2606

In accordance with national instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated balance sheet as at March 31, 2006 nor the unaudited interim consolidated statements of operations and cash flows for the six and three month periods ended March 31, 2006 and March 31, 2005.

NORTHERN ABITIBI MINING CORP.
INTERIM CONSOLIDATED BALANCE SHEETS
(Unaudited - prepared by management)

		March 31 2006		September 30 2005
ASSETS				
CURRENT				
Cash and cash equivalents	$	**461,421**	$	634,131
Accounts receivable		**4,058**		1,446
Prepaid expenses		**9,463**		3,110
		474,942		638,687
OTHER		**2,019**		8,260
MINERAL PROPERTIES Note 2		**19,520**		45,978
	$	**496,481**	$	692,925
LIABILITIES				
CURRENT				
Accounts payable and accrued liabilities	$	**782**	$	13,487
Due to related parties Note 4		**5,468**		5,435
		6,250		18,922
SHAREHOLDERS' EQUITY				
CAPITAL STOCK Note 3				
Authorized:				
Unlimited number of common shares without par value				
Issued:				
38,447,314 common shares (Sept.30, 2005- 38,712,314)		**8,934,602**		9,008,231
CONTRIBUTED SURPLUS Note 3		**576,034**		490,206
DEFICIT		**(9,020,405)**		(8,824,434)
		490,231		674,003
	$	**496,481**	$	692,925

Commitments Note 5

Approved on behalf of the Board

"Jean Pierrre Jutras" Jean Pierre Jutras, Director

"Lesley Hayes" Lesley Hayes, Director

See accompanying notes to the financial statements

NORTHERN ABITIBI MINING CORP.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - prepared by management)

	Three months ended March 31		Six months ended March 31	
	2006	2005	2006	2005
REVENUE				
Interest	$ 2,575	$ 246	$ 5,950	$ 397
Mining duties rebate	-	-	-	4,883
	2,575	246	5,950	5,280
EXPENSES AND OTHER				
General and administrative	11,290	8,411	23,130	12,749
Professional fees	1,918	4,505	3,555	9,081
Reporting to shareholders	5,694	2,870	5,694	2,870
Stock exchange and transfer agent fees	3,057	2,620	4,551	3,996
Foreign exchange gain	70	-	(1,137)	-
	22,029	18,406	35,793	28,696
LOSS BEFORE THE UNDERNOTED	(19,454)	(18,160)	(29,843)	(23,416)
Write-off of mineral properties	(166,128)	-	(166,128)	-
NET LOSS	(185,582)	(18,160)	(195,971)	(23,416)
DEFICIT, beginning of period	(8,834,823)	(8,733,006)	(8,824,434)	(8,727,750)
DEFICIT, end of period	$ (9,020,405)	$ (8,751,166)	$ (9,020,405)	$ (8,751,166)
LOSS PER SHARE basic and diluted	$ 0.00	$ 0.00	$ (0.01)	$ 0.00
WEIGHTED AVERAGE SHARES OUTSTANDING - basic and diluted	38,419,536	30,588,295	38,540,748	29,286,084

See accompanying notes to the financial statements

NORTHERN ABITIBI MINING CORP.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - prepared by management)

	Three months ended March 31		Six months ended March 31	
	2006	**2005**	**2006**	**2005**
Increase (decrease) in cash and cash equivalents:				
OPERATING ACTIVITIES				
Interest received	$ **2,575**	$ 246	$ **5,950**	$ 397
Cash operating expenses	**(40,784)**	(23,131)	**(52,327)**	(25,300)
	(38,209)	(22,885)	**(46,377)**	(24,903)
INVESTING ACTIVITIES				
Mineral property and equipment additions	**(77,829)**	(2,117)	**(139,670)**	(2,117)
FINANCING ACTIVITIES				
Warrant and option exercise proceeds	**12,200**	-	**12,200**	-
Private placement proceeds	**-**	750,000	**-**	750,000
Share issue costs	**-**	(19,643)	**-**	(19,643)
Mining duties rebate	**-**	-	**-**	4,883
	12,200	730,357	**12,200**	735,240
FOREIGN EXCHANGE (LOSS) GAIN ON CASH HELD IN FOREIGN CURRENCY	**(70)**	-	**1,137**	-
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(103,908)**	705,355	**(172,710)**	708,220
CASH AND CASH EQUIVALENTS:				
beginning of period	**565,329**	39,918	**634,131**	37,053
end of period	$ **461,421**	$ 745,273	$ **461,421**	$ 745,273

Supplementary Information:

Interest and taxes

No cash was expended on interest or taxes during the three month and six month periods ended March 31, 2006 and March 31, 2005 respectively.

Non-cash transactions

During the six months ended March 31, 2006 the Company cancelled 375,000 escrow shares for no consideration and the average carrying value of the shares reduced capital stock and increased contributed surplus. See note 3.

See accompanying notes to the financial statements

NORTHERN ABITIBI MINING CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006
(Unaudited – prepared by management)

1. *Accounting Policies*

Basis of Presentation and Continuance of Operations

These unaudited interim consolidated financial statements, that were not subject to audit or review by the Company's external accountants, follow the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended September 30, 2005. These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2005 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented.

These consolidated financial statements include the accounts of the Company and its wholly owned U.S. subsidiary NAMCOEX Inc.

Management has estimated that the Company will have adequate funds from existing working capital to meet its obligations, including all payments related to properties, for the coming year. If the Company is to expand its exploration plans significantly, it will require additional financing.

2. Mineral Properties

The following expenditures were incurred on the Nevada mineral properties during the six months ended March 31, 2006. There were no expenditures incurred on mineral properties during the six months ended March 31, 2005, nor were there mineral properties carried on the books at March 31, 2005.

	Total	Cold Springs, Nevada	Silver Park, Nevada
EXPLORATION COSTS:			
Cumulative exploration costs to September 30, 2005	$ 9,701	$ -	$ 9,701
Geological consulting	18,338	-	18,338
Drilling	71,386	-	71,386
Geochemical analysis	18,698	-	18,698
Travel	7,522	1,628	5,894
Field	5,834	-	5,834
Mineral property write-offs	(129,851)	-	(129,851)
Cumulative exploration costs to March 31, 2006	**1,628**	**1,628**	**-**
ACQUISITION COSTS:			
Cumulative acquisition costs to September 30, 2005	36,277	-	36,277
Acquisition costs incurred	17,892	17,892	-
Mineral property write-offs	(36,277)	-	(36,277)
Cumulative acquisition costs to March 31, 2006	**17,892**	**17,892**	**-**
TOTAL MINERAL PROPERTIES MARCH 31, 2006	**$ 19,520**	**$ 19,520**	**$ -**

The above comprises the Company's only assets outside of Canada. There were no significant revenues and expenses associated with U.S. operations other than the write-off of the Silver Park mineral property.

Silver Park

After compilation and interpretation of drilling results from the January, 2006 drill program, management determined that the Company would not continue to pursue exploration on this property, and would give notice to the vendors that the option agreements would be terminated. The Company has no further cash obligations related to the Silver Park property.

2. **Mineral Properties** (continued)

Cold Springs, Nevada, USA

During the six months ended March 31, 2006, the Company's wholly owned subsidiary, NAMCOEX Inc., entered into an option agreement to acquire 18 unpatented mining claims in Churchill County, Nevada. Upon making an initial payment of $15,000 US NAMCOEX was granted the right to acquire an undivided 100% interest in the claims upon completion of the following payments:

On or before March 2,	Amount $US
2007	$20,000
2008	$30,000
2009	$40,000
2010	$50,000
	$140,000

If at any time NAMCOEX chooses to terminate this option agreement, it is not obligated to make any remaining option payments outlined in the table above. Upon payment of all of the above amounts, NAMCOEX will have earned the 100% interest in the mineral claims subject to a royalty of 4% of net smelter returns. NAMCOEX may at any time purchase 2% of the 4% royalty interest for $1,500,000 US. After the 100% interest is earned NAMCOEX will be obligated to pay $50,000 US each year as an advance royalty until such time as the net smelter royalty comes into effect. Thereafter, the net smelter royalty paid will be reduced by advanced royalty payments made to date.

3. Capital Stock and Contributed Surplus

a) Issued

	Number of Shares	Capital Stock	Contributed Surplus
Balance September 30, 2005	38,712,314	$9,008,231	$ 490,206
Cancel escrow shares	(375,000)	(87,261)	87,261
Options exercised	60,000	7,200	-
Warrants exercised	50,000	6,432	(1,433)
Balance March 31, 2006	**38,447,314**	**$8,934,602**	**$ 576,034**

During the period, the Company cancelled 375,000 common shares and returned them to treasury. The shares had been held in escrow pursuant to a property acquisition agreement and the requisite terms of escrow release could not be met. The average carrying cost of these shares was relieved from capital stock and reported as an increase to contributed surplus.

b) Stock options and warrants

i) Options outstanding

The Company has an option plan, (the Plan), in which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant. The exercise price of the options granted under the Plan will not be less than the market price of the common shares, defined as the weighted average of the trading price per share for the last five trading days before the grant date. The options vest immediately upon granting. The following summarizes stock options outstanding at March 31, 2006:

Expiry date	Number of shares	Exercise price
April 10, 2006	930,000	$0.10 *
June 11, 2006	525,000	$0.14
May 15, 2007	275,000	$0.12
March 23, 2008	200,000	$0.10
Total	1,930,000	

*Subsequent to period-end options were exercised to acquire 930,000 common shares at $0.10 per share.

4. Capital Stock (continued)

ii) Option transactions

	Number of options	Weighted Average Exercise Price
Balance September 30, 2005	**2,372,000**	**$0.11**
Exercised	(60,000)	$0.12
Expired	(382,000)	$0.11
Balance March 31, 2006	**1,930,000**	**$0.11**

During the six months ended March 31, 2006, 60,000 stock options were exercised to acquire 60,000 common shares at $0.12 per share. Options to acquire 257,000 common shares at $0.10 per share and 125,000 common shares at $0.14 per share expired upon the resignation of an officer and director.

***iii)* Warrants**

Pursuant to a private placement during the year ended September 30, 2005, the Company issued 10,714,286 warrants that may be exercised to acquire an equal number of common shares at $0.10 per share until March 9, 2007. After the exercise of 50,000 warrants during the six months ended March 31, 2006, there were 10,664,286 warrants outstanding at March 31, 2006.

Subsequent to March 31, 2006, warrants to acquire 900,000 common shares were exercised at $0.10 per share for gross proceeds of $90,000.

5. Related Party Transactions

During the six months ended March 31, 2006, the Company was billed $2,700 for its share of base office lease costs and $4,000 for its share of lease operating and office costs by a company related by virtue of certain common officers and directors. A company that was formerly a significant shareholder of the Company and is currently related by virtue of a common officer, billed the Company for its share of general and administrative costs and allocated secretarial salaries. The total billed for the six months ended March 31, 2006 was $7,200. Officers of the Company billed for their consulting services at hourly or daily rates, either personally or through their controlled corporations. The aggregate billed for the six months ended March 31, 2006 was $25,100, ($18,800 of which was directly related to mineral exploration and was capitalized to mineral properties). Related party payables related to the most recent consultants' billings and general and administrative and secretarial billings.

Related party transactions were in the normal course of business and were measured at the exchange amount, being the amount of consideration established and agreed to by the related parties. See also note 5.

6. Commitments

Pursuant to an amended sublease agreement with a company related by virtue of certain common officers and directors, the Company is committed to make base office lease payments of $2,700 during the remainder of the fiscal year ended September 30, 2006 and $1,300 in fiscal 2007, the final year of the lease. In addition the Company is committed to pay its share of annual lease operating costs which are expected to aggregate $2,400 during the remainder of fiscal 2006 and $1,200 in fiscal 2007. See note 2 for mineral property commitments.

7. Comparative Figures

Certain comparative figures have been reclassified to conform to the current period's presentation.

NORTHERN ABITIBI MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED MARCH 31, 2006

The information included in this document should be read in conjunction with the unaudited financial statements for the six months ended March 31, 2006 and related notes thereto. The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company's financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles. The effective date of this MD&A is May 18, 2006. All dollar amounts are in Canadian Dollars unless otherwise stated.

1) Principal Business of the Company

The Company is engaged exclusively in the business of mineral exploration and development and, as the Company has no mining operations, is considered to be in the development stage. The recoverability of the amounts comprising mineral properties is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain financing to complete the development of the properties where necessary and upon future profitable production; or, alternatively, upon the Company's ability to recover its costs through a disposition of its interests. The Company's philosophy is to acquire projects at the grass roots level and advance them to a point where partners can be brought in to further the properties to the stage where a mine is commercially feasible or the property can be sold outright.

The Company has no operating income and no earnings; exploration and operating activities are financed by the sale of common shares. None of the Company's properties are in production. Consequently, the Company's net income is not a meaningful indicator of its performance or potential.

2) Mineral Properties

Silver Park, Nevada, USA

In July and August, 2005 the Company, through its wholly-owned subsidiary NAMCOEX Inc., entered into option agreements to acquire mining claims in Lincoln County, Nevada.

The Company completed an 8 hole, 922 meter, reverse circulation drill program in January, 2006. The drill results demonstrated that Silver Park contains a large area of strong alteration with elevated precious metal values occurring over an area at least 1,200 meters by 600 meters. Higher grade drilling intercepts included 1.0 gram per tonne gold over 1.52 meters and 115 grams per tonne silver over 1.52 meters. Data was compiled and interpreted by management and it was concluded that results did not warrant additional exploration. Consequently the option agreements will be terminated with no further commitments to pay the vendors. The property costs aggregating $166,000 CDN were written off in the quarter.

Cold Springs, Nevada, USA

During the six months ended March 31, 2006, the Company's wholly owned subsidiary, NAMCOEX Inc., entered into an option agreement to acquire 18 unpatented mining claims in Churchill County, Nevada. Upon making an initial payment of $15,000 US, NAMCOEX was granted the right to acquire an undivided 100% interest in the claims upon completion of the following payments:

On or before March 2,	Amount $US
2007	$20,000
2008	$30,000
2009	$40,000
2010	$50,000
	$140,000

If at any time NAMCOEX chooses to terminate this option agreement, it is not obligated to make any remaining option payments outlined in the table above. Upon payment of all of the above amounts, NAMCOEX will have earned the 100% interest in the mineral claims subject to a royalty of 4% of net smelter returns. NAMCOEX may at any time purchase 2% of the 4% royalty interest for $1,500,000 US. After the 100% interest is earned NAMCOEX will be obligated to pay $50,000 US each year as an advance royalty until such time as the net smelter royalty comes into effect. Thereafter, the net smelter royalty paid will be reduced by advanced royalty payments made to date.

Subsequent to March 31, 2006, field work commenced on the Cold Springs, Nevada mineral property. The current phase of fieldwork involves geological mapping, rock and soil geochemical surveys, and eight

2) Mineral Properties (continued)

Cold Springs, Nevada

kilometers of Controlled Source Audio-frequency Magnetotelluric, (CSAMT), surface geophysical surveying. The primary objective of the geophysical survey is to map the depth of cover over possible blind targets along the range front, identify fault zones, and locate potential areas of silicification or clay alteration in the subsurface.

The goals of this phase of surface exploration are to determine the controls and extent of known mineralization and alteration, explore for new zones of mineralization, and identify high priority drill targets.

The property contains an epithermal gold/silver prospect. Surface samples of exposed epithermal quartz veins taken by Northern Abitibi personnel have returned precious metal values up to 22.2 grams per tonne gold and 1,230 grams per tonne silver.

3) Operating Results

Six months ended March 31, 2006 compared to six months ended March 31, 2005

A summarized statement of operations appears below to assist in the discussion that follows:

	2006	2005
Revenue		
Interest	$ 5,950	$ 397
Mining duties rebate	-	4,883
Foreign exchange gain	1,137	-
Expenses		
General and administrative	23,130	12,749
Professional fees	3,555	9,081
Reporting to shareholders	5,694	2,870
Stock exchange and transfer agent fees	4,551	3,996
Mineral property write-down	166,128	-
Loss	$(195,971)	$(23,416)

Interest income has increased substantially, due to higher cash balances outstanding throughout the current period. The private placement in March, 2005 contributed $728,000, after issue costs, to the treasury. The mining duties rebate that was received in the comparative period pertained to Quebec exploration in prior years. Normally this rebate would have offset related property costs, however, all such costs had been previously written-off.

General and administrative expenses increased approximately $10,000 from the prior period. The increase is a function of increased exploration and related administrative activity. During the prior period the Company had very limited cash resources and therefore it had reduced administrative costs as much as possible.

The Company received certain of its private placement share subscription payments in US dollars and maintained this cash in US dollar deposits since all mineral property expenditures on the Nevada properties are paid in US currency. Fluctuations in the exchange rates result in foreign exchange gains or losses.

The following summarizes the components of professional fees included in the statement of earnings:

	Six months ended March 31, 2006	Six months ended March 31, 2005
Legal and filing fees	1,855	$ 5,081
Audit fees	1,700	4,000
Total	$3,555	$ 9,081

Six months ended March 31, 2006 compared to six months ended March 31, 2005 (Continued)
The Company had recorded audit fees in the invoice period in the past due to their immateriality. Effective September 30, 2005, the Company began to accrue audit fees as at the year-end for which the audit would subsequently be rendered. The difference in the timing of recording these fees resulted in higher audit expense during the comparative period. Current period audit fees represent fees in excess of September 30, 2005 accruals.

The relatively higher legal fees in the 2005 comparative period resulted from legal fees for title searches on Nevada mineral claims.

Reporting to shareholders expense increased because of the significant increase in registered shareholders over the comparative period. In November, 2005 CDG Investments Inc. distributed significantly all of its 20% holding in the Company to CDG shareholders. The mailing and printing costs increased significantly because of this increased shareholder base.

The mineral property write-down during the current period pertained to the Silver Park, Nevada property as described above in 2) Mineral Properties.

Three months ended March 31, 2006 compared to three months ended March 31, 2005
A summarized statement of operations appears below to assist in the discussion that follows:

	2006	2005
Revenue		
Interest	$ 2,575	$ 246
Expenses		
General and administrative	11,290	8,411
Professional fees	1,918	4,505
Reporting to shareholders	5,694	2,870
Stock exchange and transfer agent fees	3,057	2,620
Mineral property write-down	166,128	-
Foreign exchange loss	70	-
Loss	$(185,582)	$(18,160)

Refer to six month comparative for explanations of the increase in interest income and administrative expenses.

The following summarizes the components of professional fees included in the statement of earnings:

	Three months ended March 31, 2006	Three months ended March 31, 2005
Legal and filing fees	1,218	$ 5,005
Audit fees	700	(500)
Total	$1,918	$ 4,505

The audit fee amounts in the three months ended March 31, represent differences between audit fees accrued and those ultimately billed.

The relatively higher legal fees in the 2005 comparative period resulted from legal fees for title searches on Nevada mineral claims.

Reporting to shareholders expense increased because of the significant increase in registered shareholders over the comparative period as discussed under the six month comparison above.

The mineral property write-down during the current period pertained to the Silver Park, Nevada property as described above in 2) Mineral Properties.

4) Liquidity and Capital Resources

The Company's working capital position at March 31, 2006 was $469,000, (September 30, 2005 - $620,000). Cash has decreased $173,000 from September 30, 2005. The Company expended $46,000 on administrative operations, (2005 - $25,000). Further, the Company expended approximately $140,000 of cash on mineral properties, (2005 - $2,000). The bulk of the current period exploration costs were associated with the drill program on the Silver Park, Nevada mineral property. Further, approximately $18,000 CDN, ($15,000 US), was expended during the current period as the initial payment for the acquisition of the Cold Springs, Nevada mineral property.

Warrant and option exercises contributed $12,000 to the treasury in the current period and subsequent to period end a further $90,000 was received pursuant to the exercise of warrants to acquire 900,000 common shares at $0.10 per share and $93,000 was received pursuant to the exercise of options to acquire 930,000 common shares at $0.10 per share.

The Company has sufficient funds to cover administrative costs for the current year and current expected exploration and acquisition expenditures. Should the Company expand its exploration plans significantly in the future, further equity financing will be required.

5) Financing

The Company received gross proceeds of $750,000 from a non-brokered private placement in March, 2005. Pursuant to the private placement, the Company issued 10,714,286 Units at $0.07 per unit. Each unit was comprised of one common share and one warrant that may be exercised to acquire one common share at $0.10 per share to March 9, 2007. These funds have been and are being used to investigate, acquire and explore new mineral properties and to fund working capital. Mineral property expenditures on the Nevada properties aggregated $186,000 to March 31, 2006. Warrant and option exercises from October 1, 2005 to March 31, 2006 contributed $12,000 to the treasury; from April 1, 2006 to May 18, 2006 $183,000 was contributed.

6) Contractual Obligations

The Company has office lease obligations that require the payment of base lease costs aggregating $2,700 during the remainder of fiscal 2006 and $1,300 in fiscal 2007, the final year of the lease. The Company is also responsible for paying its share of lease operating costs that are expected to aggregate approximately $2,400 during the remainder of fiscal 2006 and $1,200 in fiscal 2007.

Pursuant to option agreements that the Company has entered into, it will be required to make annual payments in order to acquire 100% interests, subject to Net Smelter Royalties, in the Cold Springs, Nevada claims discussed above under 2) Mineral Properties. The Company may choose to cease these payments at any time if it decides that it no longer wishes to acquire the property.

7) Exploration Expenditures

Refer to the Mineral Property note 2 included in the unaudited consolidated financial statements, for details of expenditures incurred during the six month period ended March 31, 2006.

8) *Selected Annual Financial Information*

The following selected financial data has been extracted from the audited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at September 30,	**2005**	**2004**	**2003**
Financial Results			
Interest Income and other	$ 11,000	$ 1,217	$ 2,037
Net Loss	$ (96,684)	$ (2,681,036)	$ (272,812)
Basic and diluted loss per share	0.00	$ (0.10)	$(0.01)
Financial Position			
Working capital	$ 619,765	$ 36,934	$ 105,569
Total assets	$ 692,925	$ 44,862	$ 2,735,423
Share Capital	$ 9,008,231	$ 8,587,720	$ 8,587,720
Contributed Surplus	$ 490,206	$ 183,206	$ 183,206
Deficit	$ (8,824,434)	$ (8,727,750)	$ (6,046,714)

The large loss in 2004 and the large decrease in total assets from year-end 2003 to year-end 2004 is due to the write-off of mineral properties aggregating $2.6 million in fiscal 2004, (2003 - $81,000). Stock-based compensation expense of $79,000 in 2003, (2005 and 2004 - $Nil), caused the 2003 loss before mineral property write-downs to be greater than in the subsequent years.

9) Selected Quarterly Information

The following selected financial data has been extracted from the unaudited interim financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended:	March 31 2006	Dec. 31 2005	Sept. 30 2005	June 30 2005	Mar. 31 2005	Dec.31 2004	Sept.30 2004	Jun.30 2004
Interest & Other	$ 2,575	$ 3,375	$ 4,032	$ 1,688	$ 246	$ 5,034	$ 151	$ 171
Net loss before mineral property write-offs	(19,454)	$(10,389)	$ (42,966)	$(26,540)	$(18,160)	$ (5,256)	$(5,542)	(12,237)
Mineral property write-offs	(166,128)	-	$ (3,762)	-	$ -	$ -	$ (13)	(2,607,900)
Net Loss	(185,582)	$(10,389)	$ (46,728)	$(26,540)	$(18,160)	$ (5,256)	$(5,555)	(2,620,137)
Basic and diluted loss per share	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ (0.10)

The most significant influence on net income/loss is the amount of mineral property write-offs. Timing of the Company's write-offs typically cannot be predicted in advance and will vary from one reporting period to the next. As a result, there may be dramatic changes in the financial results and balance sheet position reported by the Company. General and administrative expenses tend to be higher in the quarter ended March 31 because annual report and other annual mailings as well as annual meeting costs tend to be incurred in this period. The result is a higher net loss before mineral property write-offs than in the preceding quarter.

The high revenue amount in the December 31, 2004 quarter was due to the receipt of a mining duties rebate in that quarter. Normally this amount would have offset related exploration costs capitalized, however all such costs had been previously written-off.

Losses were unusually high in the quarters ended June 30, 2005 and September 30, 2005. The private placement financing and resultant related administrative costs and time and expenses spent investigating new mineral property prospects both contributed to the increased losses. Further, virtually all of the reporting to shareholder costs of approximately $10,000 were incurred in the quarter ended June 30, 2005. This was later than in the previous year. In the quarter ended September 30, 2005, the audit accrual of $13,000 was included. As discussed earlier, in previous years, the audit fees were recorded when billed which tended to be in the following quarter.

10) Directors and Officers

Shane Ebert	Director and President
Jean Pierre Jutras	Director and Vice-President
Lesley Hayes	Director
Shari Difley	Chief Financial Officer
Barbara O'Neill	Corporate Secretary

11) Management Remuneration

The President, Vice-President and Chief Financial Officer bill the Company through their majority-owned companies or individually for number of days or hours worked. Their rates and aggregate billings for the six months ended March 31, 2006 are as follows:

Officer and position	Rate	Billing for the Six Months ended March 31, 2006
Mr. Ebert, President	$450 per day	$ 18,800
Mr. Jutras, Vice-President	$400 per day	$ 600
Ms. Difley, Chief Financial Officer	$ 60 per hour	$ 5,700

Ms. O'Neill is employed by a related corporation. The related corporation bills the Company quarterly for the Company's share of her salary, based on time devoted to Company business. Ms. O'Neill's salary billed to the Company for the six months ended March 31, 2006 aggregated $2,800.

Directors are not remunerated in cash for time spent fulfilling their directorial responsibilities; however they receive stock options in recognition of their service. No stock options were granted during the six months ended March 31, 2006.

12) Related Party Transactions

The following non-arm's length transactions occurred during the six months ended March 31, 2006:

i) paid or accrued $2,700 to a corporation related by virtue of common officers and directors for rent of shared office space and $4,000 for lease operating and miscellaneous administrative costs.

ii) paid or accrued $6,300 for consulting fees charged by officers and directors or their companies on a per diem basis for accounting and administrative services provided and $18,800 for geological consulting services provided, such fees having been capitalized to property.

iii) paid or accrued to a corporation that was formerly a significant shareholder of the Company and is related by virtue of a common officer, $7,200 for allocated office and secretarial expenses

The purpose of related company office and rent charges is to realize certain economies associated with sharing office space and administrative services. Related party transactions were in the normal course of operations and were measured at the "exchange amount," which is the amount of consideration established and agreed to by the related parties.

13) Capital Stock

a) Issued:

Refer to Note 3 to the financial statements. Subsequent issues of shares are detailed as follows:

	Number of Shares	Capital Stock	Contributed Surplus
Balance March 31, 2006	38,447,314	$8,934,602	$ 576,034
Options exercised	930,000	93,000	-
Warrants exercised	900,000	115,788	(25,788)
Balance May 18, 2006	**40,277,314**	**$9,143,390**	**$ 550,246**

13) Capital Stock (Continued)

b) Stock Options and Warrants

i) Options

The Company has an option plan, (the Plan), in which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date on which the optionee ceases to be a director, officer, employee or consultant. The exercise price of the options granted under the Plan will not be less than the market price of the common shares, defined as the weighted average of the trading price per share for the last five trading days before the grant date. The options vest immediately upon granting. There have been no options granted and none cancelled from March 31, 2006 to May 18, 2006. During April, 2006, 930,000 options were exercised at $.10 per share. Refer to note 3 to the financial statements for details of the first two quarters of fiscal 2006 option transactions and period end balances.

a. Warrants

Pursuant to the private placement described in 5) Financing, the Company issued 10,714,286 warrants that may be exercised to acquire an equal number of common shares at $0.10 per share until March 9, 2007. Warrants to acquire 50,000 common shares were exercised during the six months ended March 31, 2006 and during May, 2006 a further 900,000 warrants were exercised leaving a balance of 9,764,286 warrants outstanding at May 18, 2006.

14) Investor Relations

With the exception of responding to shareholder inquiries, the Company undertook minimal investor relation activities during the six months ended March 31, 2006. The Company does not employ a dedicated "investor relations" individual or firm.

15) Outlook

The Company's primary objective is to discover mineral resources in economic quantities capable of supporting an operating mine. As the Company does not have expertise in operating a mine, should it discover such a promising property, it would attempt to ally with a more senior mining company that might option-in on the property or purchase the property outright. The private placement funds that netted $728,000 are being used to finance the acquisition of the mineral claims in Nevada, and the drilling and exploration programs on these claims, the investigation and acquisition of other mineral properties as applicable, and working capital needs.

The eight-hole drill program on the Silver Park, Nevada mineral property during the current period failed to intersect any higher-grade zones that were identified from surface sampling. As a result the option agreements are being terminated. The Company has no further financial obligations for this property.

Management is optimistic about the potential of the newly acquired Cold Springs, Nevada mineral property. Its current phase exploration program will determine whether a second phase drilling program will take place. Results from the first phase are expected in mid-June. If results dictate that drilling should take place, a reverse circulation drill program is expected to occur in July, August or September, depending on drill rig availability.

The budget for the phase 1 exploration program on Cold Springs is $54,000 US which includes geophysics, geochemistry, geologist's time, field costs and anticipated claim staking, recording and maintenance costs.

If phase 1 results dictate that a drill program should occur, the drilling budget will be approximately $110,000 US. (see 19) Cautionary Statements as it pertains to forward-looking information)

16) Risks

The success of the Company's business is subject to a number of factors including, but not limited to, those risks normally encountered in the mineral exploration industry such as operating hazards, exploration uncertainty, increasing environmental regulation, competition with companies having greater resources, lack of operating cash flow, and base and precious metal price fluctuations. As the Company relies on the sale of its common shares to finance operations and exploration, the state of the markets will affect its ability to raise further funds. The state of the markets is dependent on investor confidence and the price of mineral resources at any point in time, among other things.

17) Critical Accounting Estimates

The most significant accounting estimate for the Company relates to the carrying value of its mineral property assets. Mineral properties consist of exploration and mining concessions. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sales or abandonments. The estimated values of all properties are assessed by management on a quarterly basis by reference to project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, and the extent to which optionees have committed, or are expected to commit to, exploration on the property. When it becomes apparent that the carrying value of the property exceeds its estimated net recoverable amount based on the foregoing criteria, an impairment provision is made for the decline in value.

Another significant accounting estimate relates to accounting for stock-based compensation. The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted and vested during the year.

18) New Accounting Policies

No new accounting polices were adopted in the current reporting period.

19) Cautionary Statements

Statements and/or financial forecasts that are unaudited and not historical, including exploration budgets, are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated. Such risks and uncertainties include risks related to the Company's business including, but not limited to: general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel. Actual exploration and administrative expenditures can differ from budget due to unforeseen circumstances, changes in the market place that will cause suppliers' prices to change, and additional findings that will dictate that the exploration plan be altered to result in more or less work.

All forward-looking information is stated as of the effective date of this document, and is subject to change after this date. While the Company disclaims any intention to update or revise this statement of forward-looking information, whether as a result of new information, future events or otherwise, it will endeavor to revise information in subsequent Management's Discussion and Analysis documents as circumstances change.

20) Disclosure Controls and Procedures

Management, including the Company's President and Chief Financial Officer, evaluated the effectiveness and operation of the Company's disclosure controls and procedures. The President and Chief Financial Officer concluded that, as of March 31, 2006, the disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required. The Company's President and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

21) Other

Additional information relating to the Company may be found on SEDAR at www.sedar.com.